EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT ("Agreement"), effective as of April 30, 2016 by and between the Evermore Funds Trust, a Massachusetts business trust (the "Trust"), on behalf of the Evermore Global Value Fund (the "Fund") and Evermore Global Advisors, LLC, a corporation organized under the laws of the State of Delaware (the "Adviser").

WITNESSETH:

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement, effective November 30, 2009 (the "Advisory Agreement"), pursuant to which the Adviser renders investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the Fund's expenses at a level below that to which the Fund would normally be subject during the term of this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1. Expense Limit.

1.1. Limitation.  To the extent that the aggregate expense of every character incurred by the Fund during the term of this Agreement including, but not limited to, investment management fees of the Adviser (but excluding taxes, interest on borrowings, acquired fund fees and expenses, dividends on securities sold short, brokerage commissions, and other expenditures, which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Fund Operating Expenses"), exceeds the "Expense Limit," which is 1.60% and 1.35% of the average daily net assets of the Fund's Investor Class and Institutional Class shares, respectively, such excess amount ("Excess Amount") shall be the liability of the Adviser.

1.2. Method of Computation.  To determine the Adviser's liability for Excess Amount, at each month-end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limits.  If, at the end of any month, the Fund's Fund Operating Expenses exceed the respective Expense Limit, the Adviser shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Amount.  In the event the Excess Amount exceeds the amount of the investment management fee for such month, the Adviser, in addition to waiving its entire investment management fee for such month, shall also remit to the Fund the difference between the Excess Amount and the amount due as the investment management fee.

1.3. Year-End Adjustment.  If necessary, on or before the last day of the first month following the termination of this Agreement, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the period covered by this Agreement (including any reimbursement payments made under Section 2 of this Agreement) do not exceed the Expense Limit.

2. Reimbursement of Fee Waivers and Expense Reimbursements.

2.1. Reimbursement. The Adviser will be permitted to recover, on a class by class basis, expenses it has borne through the undertakings described above to the extent that the Fund's expenses in later periods fall below the annual rates set forth in the relevant undertaking. The Board of Trustees must approve any recoupment payment made to the Adviser. The Fund will not be obligated to pay any such waived or deferred fees and expenses more than one year after the end of the fiscal year in which the fee and expense were waived or deferred.

2.2. Method of Computation.  To determine the amount of the Fund's payment, if any, to reimburse the Adviser for the Reimbursement Amount, at each month-end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limit.  If, at the end of any month the Fund Operating Expenses are less than the Expense Limit, the Fund shall pay to the Adviser an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the Reimbursement Amount.

2.3. Year-End Adjustment.  If necessary, on or before the last day of the first month of each succeeding fiscal year, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments made hereunder with respect to such fiscal year) do not exceed the Expense Limit.

2. Termination of Agreement. This Agreement shall continue in effect until the earlier of (a) the termination of the Advisory Agreement; or (b) May 1, 2017.

3. Miscellaneous.

3.1. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to Evermore Global Advisors, LLC, 89 Summit Avenue, 3rd Floor, Summit, NJ 07901; and (b) if to the Fund, at the foregoing office of the Adviser.

3.2. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3. Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to its Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund.

3.4. Definitions. Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

3.5. Amendment. This Agreement may be amended or modified only upon the written consent of the parties hereto.

3.6. Governing Law. Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

EVERMORE FUNDS TRUST

By:
/s/ Eric LeGoff
	Name:	Eric LeGoff
	Title:	CEO

EVERMORE GLOBAL ADVISORS, LLC

By:
/s/ David Marcus
	Name:	David Marcus
	Title:	CEO

Approved April 30, 2016